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                  [INTERSTATE BAKERIES CORPORATION LETTERHEAD]



                                                July 30, 2004




U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3


Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-50552) (the "Registration Statement") initially filed with the Securities and Exchange Commission (the "Commission") on November 22, 2000 by Interstate Bakeries Corporation, a Delaware corporation (the "Company"). The Registration Statement has not been declared effective as of the date hereof. Pursuant to Rule 477(a) and (b) of the Securities Act of 1933, as amended (the "Securities Act"), we hereby request that the Commission withdraw the Registration Statement effective as of the date hereof or as soon thereafter as practicable.

In light of the passage of time since the Registration Statement was originally filed, the Registration Statement no longer reflects the condition of the Company. Moreover, the Company does not believe that it is in the best interest of its stockholders to proceed with the Registration Statement at this time. Please be advised that no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company requests, in accordance with Securities Act Rule 457(p), that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.


                                                Sincerely,


                                                /s/ JAMES R. ELSESSER
                                                -------------------------------
                                                James R. Elsesser
                                                Chairman of the Board and
                                                Chief Executive Officer


JRE/th